Exhibit 11.1

Redwood Trust, Inc.
Computation of Per Share Earnings

		Three Months	Nine Months
		Ended	Ended
		September 30, 2004	September 30, 2004
Basic:
	Average common shares outstanding	21,952,606	20,674,396

	Total	21,952,606	20,674,396

	Net Income	$72,341,818	$178,221,052

	Per Share Amount	$3.30	$8.62

Diluted:
	Average common shares outstanding	21,952,606	20,674,396
	Net effect of dilutive stock options outstanding during the period — based on the treasury stock method	775,763	811,812

	Total	22,728,369	21,486,208

	Net Income	$72,341,818	$178,221,052

	Per Share Amount	$3.18	$8.29